UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Asterias Biotherapeutics, Inc.
(Name of Issuer)

Series A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04624N 107
(CUSIP Number)

Geron Corporation
Olivia K. Bloom
Executive Vice President, Finance, Chief Financial Officer and Treasurer
149 Commonwealth Drive, Suite 2070
Menlo Park, California 94025
(650) 473-7700

Copies To:

Chadwick L. Mills
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304
(650) 843-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 04624N 107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

GERON CORPORATION
I.R.S. Identification No.: 75-2287752

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares? Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,537,779(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,537,779(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,537,779(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)
13	Percent of Class Represented by Amount in Row (11) 100%(2)
14	Type of Reporting Person (See Instructions) CO
____________________

(1)	Beneficial ownership of the shares of Series A common stock, par value $0.0001 per share (the “Series A Common Stock”), of Asterias Biotherapeutics, Inc., a Delaware Corporation (the “Issuer”), is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares of Series A Common Stock by virtue of such shares of Series A Common Stock being issued to the Reporting Person pursuant to the Asset Contribution Agreement, dated as of January 4, 2013, by and among the Reporting Person, the Issuer and BioTime, Inc. (the “Agreement”). Under the terms of the Agreement and subject to applicable law, the Reporting Person is contractually obligated to distribute all of the shares of Series A Common Stock to the Reporting Person’s stockholders on a pro rata basis, other than with respect to fractional shares and shares that would otherwise be distributed to the Reporting Person’s stockholders in certain excluded jurisdictions, which shares, as required by the Agreement, will be sold with the net cash proceeds therefrom distributed ratably to the Reporting Person’s stockholders who would otherwise be entitled to receive such fractional or excluded-jurisdiction shares (collectively, the “Series A Distribution”). Pursuant to the Agreement, the Board of Directors of the Reporting Person has declared a record date of May 28, 2014 for determining the stockholders of record of the Reporting Person entitled to receive shares of Series A Common Stock (or cash in lieu thereof) in the Series A Distribution. Pending the completion of the Series A Distribution, the Reporting Person may be deemed to have beneficial ownership of such shares of Series A Common Stock. Neither the filing of this statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
(2)	The percentages used herein are calculated based on an aggregate total of 6,537,779 shares of Series A Common Stock issued and outstanding as of May 9, 2014, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2014 (the “Form 10-Q”). As reported in the Form 10-Q, there were also 23,961,040 shares of the Issuer’s Series B common stock outstanding on May 9, 2014, which shares of Series B common stock, according to the Form 10-Q, may be converted into shares of Series A Common Stock on a one-for-one basis by the Issuer’s Board of Directors upon the occurrence of certain events. Assuming such conversion had occurred as of May 28, 2014, the percentage reported in Item 13 above would have been 21.4%.

SCHEDULE 13D/A

This Amendment No. 1 on Schedule 13D/A (the “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on October 9, 2013 (the “Geron Schedule 13D”) by Geron Corporation, a Delaware corporation (the “Reporting Person” or “Geron”).

Capitalized terms not defined herein have the meanings given to such terms in the Geron Schedule 13D. Unless set forth below, all previous Items set forth in the Geron Schedule 13D are unchanged. This Amendment is being filed to amend and supplement Item 4 and Item 5 of the Geron Schedule 13D as follows:

Item 4 - Purpose of Transaction

The information contained in Item 4 of the Geron Schedule 13D is hereby amended and supplemented by adding the following information:

The Board of Directors of Geron has declared a record date of May 28, 2014 for determining the stockholders of record of the Reporting Person entitled to receive shares of Series A Common Stock (or cash in lieu thereof) in the Series A Distribution. Under the terms of the Asset Contribution Agreement, Geron is contractually obligated to distribute the shares of Series A Common Stock to Geron’s stockholders on a pro rata basis, other than with respect to fractional shares and shares that would otherwise be distributed to Geron stockholders residing in certain excluded jurisdictions. Only Geron stockholders as of the close of business on the May 28, 2014 record date and residing in the following jurisdictions will receive shares of Series A Common Stock in the Series A Distribution: the United States, Anguilla, Argentina, Austria, Australia, Belgium, Bulgaria, Canada, Cayman Island, China, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Guam, Guernsey, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Korea, Latvia, Lebanon, Liechtenstein, Luxembourg, Malta, Mexico, Monaco, Netherlands, Norway, Panama, Poland, Portugal, Puerto Rico, Romania, Saudi Arabia, Singapore, Slovenia, Slovakia, Spain, Sweden, Switzerland, Taiwan, United Arab Emirates, United Kingdom, Uruguay, British Virgin Island, and the U.S. Virgin Island (collectively, the “Distribution Jurisdictions”). All locations other than the Distribution Jurisdictions described above are considered excluded jurisdictions. In lieu of Geron distributing the shares of Series A Common Stock in excluded jurisdictions, the shares of Series A Common Stock that Geron stockholders who reside in excluded jurisdictions would otherwise receive will instead be sold for cash at prevailing market prices, and the net cash proceeds will be distributed ratably to those stockholders. In addition, fractional shares will not be distributed in the Series A Distribution and will instead be aggregated and sold for cash at prevailing market prices, and the net cash proceeds from the sales will be distributed ratably to Geron stockholders who would otherwise be entitled to receive fractional shares. In order to receive shares or cash in the Series A Distribution, Geron stockholders as of the May 28, 2014 record date must hold their shares of Geron common stock through the ex-dividend date, which will be determined by Nasdaq. Geron expects to complete the Series A Distribution by the end of July 2014.

Item 5 - Interest in Securities of the Issuer

Item 5 of the Geron Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(b): The responses of the Reporting Person to rows (7) through (13) of the second page of this Amendment are incorporated herein by reference. Following the completion of the Series A Distribution, Geron will no longer hold any shares of Series A Common Stock. Except as a result of the Series A Distribution, to the knowledge of the Reporting Person, none of the persons listed on Schedule I to the Geron Schedule 13D beneficially owns any shares of Series A Common Stock. The filing of this Amendment by the Reporting Person shall not be considered an admission that the Reporting Person is the beneficial owner of any of the shares of Series A Common Stock covered by this Amendment for any purpose, and the Reporting Person expressly disclaims such beneficial ownership.

(c) Except as set forth in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I to the Geron Schedule 13D, has effected any transaction in the Series A Common Stock during the past 60 days.

(d) Except as a result of the Series A Distribution, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock. The persons known to the Reporting Person having the right to acquire beneficial ownership of, or the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock as a result of the Series A Distribution, are those Geron stockholders as of the close of business on the May 28, 2014 record date. Based on the number of outstanding shares of Series A Common Stock on May 9, 2014 as reported by Asterias in their Form 10-Q, the Series A Common Stock constitute 100% of the class of Series A Common Stock; accordingly, based on shares of Series A Common Stock outstanding on that date, Geron stockholders owning more than 5% of Geron’s common stock on the record date will be entitled to receive more than 5% of the outstanding shares of Series A Common Stock (or cash in lieu thereof, as applicable) in the Series A Distribution. To the knowledge of the Reporting Person, the beneficial owners of more than 5% of Geron’s common stock are those holders identified in Geron’s definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 4, 2014.

(e) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GERON CORPORATION

Date: May 28, 2014	By:	/s/ Olivia K. Bloom
Olivia K. Bloom
Executive Vice President, Finance,
Chief Financial Officer and Treasurer